Exhibit 99.4

24 - 13041 Tencent Music Entertainment Group VIF Proof 3 Annual General Meeting of Tencent Music Entertainment Group Date: June 28, 2024 See Voting Instruction On Reverse Side. Please make your marks like this:  Use pen only MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage - paid envelope provided. Please Sign Here Please Date Above Please Sign Here Please Date Above  Please separate carefully at the perforation and return just this portion in the envelope provided.  Authorized Signatures - This section must be completed for your instructions to be executed. EVENT # CLIENT # Annual General Meeting of Tencent Music Entertainment Group to be held on June 28, 2024 For Holders as of May 21, 2024 All votes must be received by 12:00 p.m. (U.S. Eastern Time) on June 18, 2024. Copyright © 2024 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR TENCENT MUSIC ENTERTAINMENT GROUP P.O. BOX 8016 CARY, NC 27512 - 9903 Agenda 1. As an ordinary resolution: to confirm and approve the re - appointment of PricewaterhouseCoopers as the Auditor of the Company for 2024 and to authorize the Audit committee of the Board of Directors of the Company to fix the Auditor’s remuneration . 2. As an ordinary resolution : to re - elect Ms . Min Hu as a director of the Company . For Against Abstain 24 - 13041 Tencent Music Entertainment Group VIF.indd 1 5/17/2024 10:13:52 AM

24 - 13041 Tencent Music Entertainment Group VIF Proof 3 TENCENT MUSIC ENTERTAINMENT GROUP Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 : 00 p . m . (U . S . Eastern Time) on June 18 , 2024 ) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Tencent Music Entertainment Group registered in the name of the undersigned on the books of the Depositary as of the close of business May 21 , 2024 at the Annual General Meeting of the Shareholders of Tencent Music Entertainment Group to be held on June 28 , 2024 in 10 /F, The Hong Kong Club Building, 3 A Chater Road, Central, Hong Kong . NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution . It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company . 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company . 3. The defined terms on this card adopt the same definitions ascribed to them in the AGM notice published by the Company on May 21 , 2024 . (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR TENCENT MUSIC ENTERTAINMENT GROUP P.O. BOX 8016 CARY, NC 27512 - 9903 24 - 13041 Tencent Music Entertainment Group VIF.indd 2 5/17/2024 10:13:52 AM